CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference  in the Registration Statement on Form S-8 (No. 333-149175) of Blue Square-Israel Ltd. (the "Company”), of our report dated May 17, 2010, relating to the financial statements of the Company which appears in this Report on Form 6-K.

Haifa, Israel
May 17, 2010	/s/ Kesselman & Kesselman
Kesselman & Kesselman
Certified Public Accountants (Isr.)